Exhibit 99.1

Yirendai Reports Second Quarter 2016 Financial Results

BEIJING, August 9, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter ended June 30, 2016.

Starting from the second quarter of 2016, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”), to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. This release contains translations of certain RMB amounts into US$ for convenience1. Prior period numbers have been recast into the new reporting currency.

For the second quarter of 2016, Yirendai facilitated RMB 4,538.7 million (US$682.9 million) of loans to qualified individual borrowers on its online marketplace, representing a 118% year-over-year growth, with more than 40% of the loans being originated from online channel; recognized total net revenue of RMB 733.8 million (US$110.4 million), up 140% from the same period in 2015 and recognized net income of RMB 260.6 million (US$39.2 million), representing an increase of 226% from the second quarter of 2015.

In the second quarter of 2016, Yirendai facilitated 196,059 investors with total investment amount of RMB 5,246.0 million (US$789.4 million), 100% of which was conducted through its online platform and 78% of which was conducted through its mobile application.

	For Three Months Ended
in RMB million	June 30, 2016	March 31, 2016	Change	June 30, 2015	Change
Amount of Loans Facilitated	4,538.7	3,446.5	32%	2,084.0	118%
Total Net Revenue	733.8	556.4	32%	306.2	140%
Total Fees Billed (non-GAAP)	1,110.8	847.4	31%	480.9	131%
Net Income	260.6	131.7	98%	80.0	226%
EBITDA (non-GAAP)	265.0	206.6	28%	111.6	138%

“We’re pleased to see continued momentum of robust business growth supported by our well-recognized brand, expanded product offering, and improved customer experience,” said Ms. Yihan Fang, Chief Executive Officer of Yirendai. “At the same time, we have continued to strengthen our financial technology capabilities to enhance our competitive advantages. In June, we announced the appointment of Mr. Yang Cao as COO and CTO to lead our technology, product and engineering divisions and oversee business operations. As we keep solidifying our market leadership, we intend to broaden Yirendai’s business scope towards more comprehensive and integrated financial services. We believe these efforts and initiatives will be important pillars for our sustainable business growth.”

1 Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate for June 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

“Our solid second quarter 2016 results were primarily attributable to the strong market demand for our products and services. In this quarter, our loan facilitation volume and total net revenue reached new record high while operating expenses and asset performance remained under control,” said Mr. Dennis Cong, Chief Financial Officer of Yirendai. “As the regulation-led industry consolidation accelerates, we are seeing more business opportunities for Yirendai as a market leader. We will continue to expand our business in a disciplined manner and create value for all stakeholders.”

Second Quarter 2016 Financial Results

Total amount of loans facilitated in the second quarter of 2016 was RMB 4,538.7 million (US$682.9 million), increased by 118% year-over-year from RMB 2,084.0 million in the same period of 2015, reflecting strong demand for our products and services. As of June 30, 2016, the Yirendai platform had facilitated approximately RMB 20.0 billion in loan principal since its inception.

Total net revenue in the second quarter of 2016 was RMB 733.8 million (US$110.4 million), increased by 140% from RMB 306.2 million in the same period of 2015. The increase of total net revenue was mainly attributable to the growth of loan origination volume and change of product mix on the platform.

Total fees billed (non-GAAP) in the second quarter of 2016 were RMB 1,110.8 million (US$167.1 million), increased by 131% from RMB 480.9 million in the same period of 2015 driven by the growth of loan origination volume and change of product mix on the platform.

Operating costs and expenses in the second quarter of 2016 were RMB 471.2 million (US$70.9 million), compared to RMB 195.3 million in the same period of 2015. The increase in operating costs and expenses was in line with our net revenue growth.

Net income in the second quarter of 2016 was RMB 260.6 million (US$39.2 million), increased by 226% from RMB 80.0 million in the same period of 2015.

EBITDA (non-GAAP) in the second quarter of 2016 was RMB 265.0 million (US$39.9 million), increased by 138% from RMB 111.6 million in the same period of 2015. The significant increase of EBITDA was primarily due to the substantial growth of loan origination volume and revenue.

Basic and diluted income per share in the second quarter of 2016 was RMB 2.23 (US$0.34), increased by 98% from RMB 1.13 in the previous quarter and 178% from RMB 0.80 in the same period of 2015.

Basic and diluted income per ADS in the second quarter of 2016 was RMB 4.46 (US$0.67), increased by 98% from RMB 2.25 in the previous quarter and 178% from RMB 1.60 in the same period of 2015.

As of June 30, 2016, cash & cash equivalents excluding risk reserve fund balance was RMB 1,336.3 million (US$201.1 million), increased by 20% from RMB 1,110.0 million as of March 31, 2016.

Net cash generated from operating activities in the second quarter of 2016 was RMB 196.1 million (US$29.5 million), compared to RMB 322.0 million in the previous quarter.

Risk Reserve Fund. In the second quarter of 2016, Yirendai set aside in the risk reserve fund an amount of RMB 317.7 million (US$47.8 million), which is equal to 7% of the loans facilitated through its marketplace during the period. In the second quarter of 2016, the Company made payments in a total amount of RMB 155.8 million (US$23.4 million) out of the risk reserve fund to pay out the outstanding principal and accrued interest of default loans. As of June 30, 2016, restricted cash balance associated with the risk reserve fund was RMB 755.2 million (US$113.6 million), compare to RMB 593.3 million as of March 31, 2016.

Delinquency rates. As of June 30, 2016, the overall delinquency rate for loans that are 15-89 days past due was 1.7%, improved from 1.8% as of March 31, 2016, as we see stable asset performance and continued growth of our loan portfolio.

Charge off rates. As of June 30, 2016, the charge-off rates for Grade A, B, C, and D loans originated in 2015 were 4.5%, 4.5%, 5.7% and 4.2%, respectively, compared to 3.4%, 2.9%, 3.2% and 2.5% as of March 31, 2016. As the 2015 vintage loans continued to mature, the charge off level is within our risk performance expectation.

Other Operating Metrics and Business Results

•	As of June 30, 2016, Yirendai had facilitated RMB 20.0 billion (US$3.0 billion) of loans on the Yirendai online marketplace since its inception in 2012.
•	As of June 30, 2016, remaining principal of performing loans[2] totaled RMB 13.8 billion (US$2.1 billion), increased by 25% from RMB 11.0 billion as of March 31, 2016 and 178% from RMB 5.0 billion as of June 30, 2015.
•	In the second quarter of 2016, the Yirendai platform facilitated loans for 68,882 borrowers, 58% of whom were acquired from online channels; 39.2% of the loans were facilitated through its mobile application.
•	In the second quarter of 2016, the Yirendai platform facilitated loans for 196,059 investors, 100% of whom were acquired from online channels, with annual returns ranging from 5.6% to 11.25%.
•	In the second quarter of 2016, loans made to Grade A, B, C, and D borrowers represented 5.5%, 3.8%, 7.6% and 83.1% of the Company’s product portfolio, respectively.

Recent Business Development

•	On June 13, 2016, Yirendai announced the appointment of Mr. Yang Cao to the positions of chief operating officer and chief technology officer, who will lead the Company’s technology, product and engineering divisions and oversee business operations including customer acquisition, business development and product marketing.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation.

2 Performing loans refer to loans on which payments of interest and principal are less than 90 days past due.

Third Quarter 2016

•	Total loans facilitated will be in the range of RMB 5,200 million to RMB 5,400 million (US$782 million to US$813 million)

•	Total net revenue will be in the range of RMB 800 million to RMB 850 million (US$120 million to US$128 million)
•	EBITDA (non-GAAP) in the range of RMB 140 million to RMB 160 million (US$21 million to US$24 million)

Full Year 2016

•	Total loans facilitated will be in the range of RMB 19,000 million to RMB 20,000 million (US$2,859 million to US$3,009 million), representing an increase of 2% to 4% from its original business outlook of US$2,800 million to US$2,900 million
•	Total net revenue will be in the range of RMB 3,000 million to RMB 3,100 million (US$451 million to US$466 million), representing an increase of 13% to 14% from its original business outlook of US$400 million to US$410 million
•	EBITDA (non-GAAP) will be in the range of RMB 800 million to RMB 850 million (US$120 million to US$128 million), representing an increase of 20% to 22% from its original business outlook of US$100 million to US$105 million

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP financial measures, fees billed and EBITDA, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

Effective April 1, 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency is to reduce the impact of increased volatility of the RMB to the US$ exchange rate on the Company’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Company’s results of operations for each period. Prior to April 1, 2016, the Company reported its annual and quarterly consolidated statement of operations, cash flow data and balance sheet in US$. In this announcement, the unaudited financial results for the quarter ended June 30, 2016 are stated in RMB. The related financial statements prior to April 1, 2016 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended June 30, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate for June 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai will host a conference call to discuss about its second quarter 2016 financial results at 8:00 AM U.S. Eastern Time on August 10, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until August 17, 2016 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10090194

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: matthewli@yirendai.com

Christensen IR

In China

Christian Arnell

Phone: +86 (0) 10-59001548

Email: carnell@christensenir.com

In U.S.

Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Statement of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	298,818	535,087	713,383	107,341	480,309	1,248,470	187,856
Post-origination services	5,852	18,397	17,232	2,593	8,829	35,629	5,361
Others	1,529	2,895	3,176	478	2,225	6,071	913
Total net revenue	306,199	556,379	733,791	110,412	491,363	1,290,170	194,130
Operating costs and expenses:
Sales and marketing	151,302	254,836	355,246	53,453	254,306	610,082	91,798
Origination and servicing	18,849	36,754	42,653	6,418	31,597	79,407	11,948
General and administrative	25,195	60,106	73,330	11,034	57,706	133,436	20,078
Total operating costs and expenses	195,346	351,696	471,229	70,905	343,609	822,925	123,824
Interest income	182	5,034	7,253	1,091	250	12,287	1,849
Non operating income, net	-	-	91	14	-	91	14
Income before provision for income taxes	111,035	209,717	269,906	40,612	148,004	479,623	72,169
Income tax expense	31,004	78,001	9,286	1,397	40,399	87,287	13,134
Net income	80,031	131,716	260,620	39,215	107,605	392,336	59,035

Weighted average number of ordinary shares used in computing basic and diluted net income per share	100,000,000	117,000,000	117,000,000	117,000,000	100,000,000	117,000,000	117,000,000
Basic and diluted income per share	0.8003	1.1258	2.2275	0.3352	1.0761	3.3533	0.5046
Basic and diluted income per ADS	1.6006	2.2516	4.4550	0.6704	2.1522	6.7066	1.0092

Unaudited Condensed Consolidated Cash Flow Data

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net cash generated from operating activities	102,580	322,017	196,108	29,508	113,978	518,125	77,961
Net cash (used in)/provided by investing activities	(3,186)	(39,844)	105,411	15,861	(5,072)	65,567	9,866
Net cash used in financing activities	-	(16,409)	(87,914)	(13,228)	-	(104,323)	(15,697)
Effect of foreign exchange rate changes	(78)	(1,893)	12,733	1,916	(78)	10,840	1,631
Net increase in cash and cash equivalents	99,316	263,871	226,338	34,057	108,828	490,209	73,761
Cash and cash equivalents, beginning of period	10,890	846,120	1,109,991	167,019	1,378	846,120	127,315
Cash and cash equivalents, end of period	110,206	1,109,991	1,336,329	201,076	110,206	1,336,329	201,076

Unaudited Condensed Consolidated Balance Sheet

 (in thousands, except for share, per share and per ADS data, and percentages)

	As of
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD

Cash and cash equivalents	110,206	1,109,991	1,336,329	201,076
Restricted cash	208,816	650,167	792,637	119,267
Accounts receivable	121,002	66,090	50,496	7,598
Prepaid expenses and other assets	403,012	235,401	272,977	41,074
Loans at fair value	-	199,358	175,614	26,424
Amounts due from related parties	81,684	95,792	105,809	15,921
Short-term investments	-	32,500	2,500	376
Property, equipment and software, net	7,268	20,269	22,281	3,353
Deferred tax asset	70,485	225,655	282,700	42,538
Total assets	1,002,473	2,635,223	3,041,343	457,627
Accounts payable	412	9,572	5,176	779
Amounts due to related parties	52,716	14,289	18,799	2,829
Liabilities from risk reserve fund service	245,863	720,861	928,166	139,660
Deferred revenue	24,471	132,252	141,330	21,266
Payable to investors/ the Fund, at fair value	-	257,354	166,193	25,007
Accrued expenses and other liabilities	348,015	394,129	401,560	60,421
Total liabilities	671,477	1,528,457	1,661,224	249,962
Ordinary shares	62	73	73	12
Additional paid-in capital	313,819	791,841	791,841	119,147
Retained earnings	17,193	316,643	577,263	86,860
Accumulated other comprehensive (loss)/ income	(78)	(1,791)	10,942	1,646
Total equity	330,996	1,106,766	1,380,119	207,665
Total liabilities and equity	1,002,473	2,635,223	3,041,343	457,627

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	2,083,975	3,446,516	4,538,687	682,930	3,704,745	7,985,203	1,201,524
Loans generated from online channels	578,164	1,175,382	1,832,078	275,670	1,189,978	3,007,460	452,529
Loans generated from offline channels	1,505,811	2,271,134	2,706,609	407,260	2,514,767	4,977,743	748,995
Fees billed	480,904	847,413	1,110,849	167,147	792,736	1,958,262	294,657
Remaining principal of performing loans	4,957,195	11,026,236	13,771,180	2,072,132	4,957,195	13,771,180	2,072,132
Number of borrowers	34,568	50,542	68,882	68,882	62,131	119,305	119,305
Borrowers from online channels	15,319	27,902	40,033	40,033	30,384	67,849	67,849
Borrowers from offline channels	19,249	22,640	28,849	28,849	31,747	51,456	51,456
Number of investors	44,000	203,131	196,059	196,059	59,617	356,259	356,259
Investors from online channels	38,399	203,131	196,059	196,059	50,193	356,259	356,259
Investors from offline channels	5,601	-	-	-	9,424	-	-
EBITDA	111,551	206,613	264,962	39,868	148,978	471,575	70,958
EBITDA margin	36.4%	37.1%	36.1%	36.1%	30.3%	36.6%	36.6%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	491,763	836,896	1,095,749	164,876	811,254	1,932,645	290,803
Service fees billed to investors	17,333	64,552	88,068	13,251	25,322	152,620	22,964
Others	1,621	3,069	3,366	506	2,352	6,435	968
Value-added tax	(29,813)	(57,104)	(76,334)	(11,486)	(46,192)	(133,438)	(20,078)
Total fees billed	480,904	847,413	1,110,849	167,147	792,736	1,958,262	294,657
Stand-ready liabilities associated with risk reserve fund	(145,878)	(275,721)	(363,095)	(54,634)	(259,332)	(638,816)	(96,122)
Deferred revenue	(13,762)	(20,366)	(15,857)	(2,386)	(25,939)	(36,223)	(5,450)
Cash incentives	(24,101)	(11,707)	(19,556)	(2,943)	(31,263)	(31,263)	(4,704)
Value-added tax	9,036	16,760	21,450	3,228	15,161	38,210	5,749
Net revenues	306,199	556,379	733,791	110,412	491,363	1,290,170	194,130

Reconciliation of EBITDA
Net income	80,031	131,716	260,620	39,215	107,605	392,336	59,035
Interest income	(182)	(5,034)	(7,253)	(1,091)	(250)	(12,287)	(1,849)
Income tax expense	31,004	78,001	9,286	1,397	40,399	87,287	13,134
Depreciation and amortization	698	1,930	2,309	347	1,224	4,239	638
EBITDA	111,551	206,613	264,962	39,868	148,978	471,575	70,958

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
March 31, 2016	0.5%	0.8%	0.5%
June 30, 2016	0.5%	0.7%	0.5%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
March 31, 2016	0.6%	1.2%	0.8%
June 30, 2016	0.6%	0.8%	0.7%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
March 31, 2016	0.5%	0.7%	0.4%
June 30, 2016	0.5%	0.6%	0.4%

Net Charge-Off Rate
Loan issued period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of June 30, 2016	Total Net Charge-Off Rate as of June 30, 2016
		(in RMB thousands)	(in RMB thousands)
2013	A	258,322	23,481	9.1%
	B	-	-	-
	C	-	-	-
	D	-	-	-
	Total	258,322	23,481	9.1%
2014	A	1,917,542	103,003	5.4%
	B	303,030	18,408	6.1%
	C	-	-	-
	D	7,989	548	6.9%
	Total	2,228,561	121,959	5.5%
2015	A	873,995	39,232	4.5%
	B	419,630	18,766	4.5%
	C	557,414	32,025	5.7%
	D	7,706,575	326,535	4.2%
	Total	9,557,613	416,558	4.4%
1H 2016	A	435,253	75	0.0%
	B	275,601	117	0.0%
	C	603,093	574	0.1%
	D	6,671,256	9,073	0.1%
	Total	7,985,203	9,839	0.1%